UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 thereunder

GALLERY MANAGEMENT HOLDING CORP.
(Exact Name of Registrant as Specified in its Charter)

Colorado	000-53101	26-0811822
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

4 Grouse Terrace
Lake Oswego, Oregon 97035
  (Address of principal executive offices, including zip code)

(503) 789-0316
(Registrant’s telephone number, including area code)

GALLERY MANAGEMENT HOLDING CORP.
4 Grouse Terrace
Lake Oswego, Oregon 97035

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 thereunder

THIS INFORMATION STATEMENT IS BEING PROVIDED TO SHAREHOLDERS OF GALLERY MANAGEMENT HOLDING CORP. FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE SHAREHOLDERS OF GALLERY MANAGEMENT HOLDING CORP. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO GALLERY MANAGEMENT HOLDING CORP.

Introduction

This Information Statement is being furnished to shareholders of record, as of February 23, 2012, of the outstanding shares of common stock, $0.001 par value (the “Common Stock”), of Gallery Management Holding Corp., a Colorado corporation (the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the resignation of directors, expansion of the current authorized number of directors and the appointment of new directors to fill vacancies created on the board.

Description of the Change in Majority of Directors

On February 23, 2012, a change in control of the Company occurred. On that date, several unrelated persons who owned convertible debt of the Company assigned their convertible notes to eight persons who would subsequently become officers, directors, employees or consultants of the Company. Such notes were subsequently converted in accordance with their terms into an aggregate of 13,670,200 shares of Common Stock.

Concurrently with the assignment of the debt, Darlene Nelson, a director, principal officer and principal shareholder of the Company (“Nelson”), was the record holder of 21,000,000 shares of Common Stock. After the assignment of the debt, Nelson sold all 21,000,000 of Nelson’s shares of Common Stock, representing approximately 58.53% of the issued and outstanding shares of Common Stock of the Company, in a private transaction to three purchasers. The closing of the purchases and sales of Nelson’s stock occurred on February 23, 2012, and the sales of stock were recorded by the Company’s transfer agent on February 29, 2012. After the sale of the 21,000,000 shares of Common Stock, Nelson had no further no ownership of any voting securities of the Company.

The individual purchasers used private funds for the purchase of the shares from Nelson.

To the Company’s knowledge, there are no arrangements or understandings among members of both the former and new control groups and their associates with respect to election of directors or other matters.

Effective as of February 23, 2012, each of Darlene Nelson and Michael McGill resigned from their respective positions as officers of the Company. Darlene Nelson resigned as Chief Executive Officer and President, as well as all other offices held by Darlene Nelson, including Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer, and Michael McGill resigned as Secretary. Upon such resignations, R. Patrick Garrett was appointed as the Chief Executive Officer of the Company, Roger T. Richter was appointed as the Chief Operating Officer of the Company, Allen H. Adams was appointed as the Vice President of Finance and interim Chief Financial Officer of the Company and Christopher A. Wilson was appointed as the Secretary of the Company, and Messrs. Garrett, Richter, Adams and Wilson accepted such appointments.

Also effective as of February 23, 2012, each of Darlene Nelson and Michael McGill, the directors of the Company, appointed R. Patrick Garrett as a director of the Company, and R. Patrick Garrett accepted such appointment. Thereupon, each of Darlene Nelson and Michael McGill resigned as directors of the Company. Immediately thereafter, also effective as of February 23, 2012, R. Patrick Garrett, as the then sole director of the Company, fixed the current authorized number of directors at three (3), and appointed Roger T. Richter and Christopher A. Wilson as directors of the Company effective as of the 10th day after this Information Statement is filed with the Securities and Exchange Commission and transmitted to the shareholders of the Company, and Messrs. Richter and Wilson accepted such appointments. Accordingly, effective as of the 10th day after this Information Statement is filed with the Securities and Exchange Commission and transmitted to the shareholders of the Company, each of Roger T. Richter and Christopher A. Wilson will become members of the Board of Directors, and the entire Board of Directors will consist of Messrs. Garrett, Richter and Wilson.

This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. No action is required by the shareholders of the Company in connection with this Information Statement. No proxies are being solicited and you are requested not to send a proxy to the Company.

However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the transmittal to shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of shareholders). Accordingly, the change in a majority of the Company’s directors described herein will not occur until at least 10 days following the transmittal of this Information Statement to the shareholders. This Information Statement will be first mailed on February 29, 2012 to shareholders of record as of February 23, 2012.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

            The following discloses, as of February 29, 2012, information concerning the ownership of our Common Stock by:

•	each person who is known by us to own beneficially 5% or more of our Common Stock;

•	each of our directors and director nominees; and

•	all officers and directors as a group.

           A person is considered a beneficial owner of any securities that the person owns or has the right to acquire beneficial ownership of within 60 days. Beneficial ownership also includes shares indirectly held or shares over which a person has the right, by contract, understanding or other arrangement, to exercise voting or dispositive powers. Immediately before the Change in Majority Directors, there were 22,210,000 shares outstanding. As of the date of this Information Statement, there are 35,880,200 shares of Common Stock issued and outstanding.

           Except as otherwise indicated, we believe that the persons identified in the table have sole voting and dispositive power with respect to their shares.

Common Stock

Name and Address of Beneficial Owner	Pre-Change in Majority of Directors Amount and Nature of Beneficial Ownership	Pre-Change in Majority of Directors Percent of Class	Post-Change in Majority of Directors Amount and Nature of Beneficial Ownership	Post-Change in Majority of Directors Percent of Class(1)
Newbridge Equipment and Controls, LLC 6133 SW Corbett Ave. Portland, OR 97239	0	0%	7,000,000	19.51%

Villay Asset Management, LLC 4576 Pebble Bay South Vero Beach, FL 32963	0	0%	7,000,000	19.51%

Tokyo Holdings Ltd. c/o Lanham & Lanham, LLC 28562 Oso Parkway, Unit D Rancho Santa Margarita, CA 92688	0	0%	4,000,000	11.15%

R. Patrick Garrett 39380 Amherst St. Sandy, OR 97055	0	0%	2,445,000	6.81%

Anthony Lyons c/o Lanham & Lanham, LLC 28562 Oso Parkway, Unit D Rancho Santa Margarita, CA 92688	0	0%	2,000,000	5.57%

Roger T. Richter 16391 SW Luke Lane Tigard, OR 97223	0	0%	1,250,000	3.48%

Christopher A. Wilson 9110 Irvine Center Drive Irvine, CA 92618	0	0%	1,000,000	2.79%

Allen H. Adams 4 Grouse Terrace Lake Oswego, OR 97035	0	0%	500,000	1.39%

All current Officers and Directors (including Director Nominees) as a group (four persons)	0	0%	5,195,000	14.48%
_________________

(1)
Beneficial ownership is determined in accordance with the applicable rules under the Exchange Act. In computing the number of shares beneficially owned by an executive officer or a director and the percentage ownership of that person, shares of the Company’s Common Stock subject to options held by that person that are currently exercisable, or become exercisable within 60 days from the date of this Information Statement, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. For purposes of determining the individual beneficial ownership percentage post-Change in Majority of Directors, each percentage was calculated based on the Company’s Common Stock outstanding (35,880,200 shares) as of the date of this Information Statement. There are no outstanding stock options, warrants or other rights.

EXECUTIVE OFFICERS AND DIRECTORS

Current Directors and Officers

The following table sets forth certain information for each person who is currently serving as a director or officer of the Company or who is a director nominee as described herein. There are no family relationships between any of the directors, executive officers or key employees of the Company.

Name	Age	Position

R. Patrick Garrett	47	Chief Executive Officer and Director
Roger T. Richter	42	Chief Operating Officer and Director Nominee
Christopher A. Wilson	52	Secretary and Director Nominee
Allen H. Adams	60	Vice President of Finance and Interim Chief Financial Officer

R. Patrick Garrett – Chief Executive Officer and Director

R. Patrick Garrett was appointed as Chief Executive Officer and a director effective as of February 23, 2012. Mr. Garrett has over 20 years of professional experience in construction, environmental construction and remediation for national and international clients. Mr. Garrett pioneered the use of Low Temperature Thermal Desorption units (LTTD) with his first entrepreneurial enterprise in 1987. He successfully negotiated a multiple award contract for the first in situ soil remediation with the United States Navy. From 1990 to 1994, Mr. Garrett served as West Coast Operations Manager for CET Environmental Services, where he was responsible for project management of 100 people in seven regional offices in support of contract compliance with the Environmental Protection Agency. From 1995 to 2000, Mr. Garrett was the Chief Operating Officer for Ganco Environmental Construction, where he was responsible for international business development with global oil companies. Mr. Garrett worked for Remtech from 1999 to 2007 where he originally was engaged on a “work to purchase” contract and eventually built Remtech from annual revenue of $6.0 million to a $26.0 million in annual revenue. Mr. Garrett holds numerous industry certifications.

Roger T. Richter – Chief Operating Officer and Director Nominee

Roger T. Richter was appointed as Chief Operating Officer effective as of February 23, 2012 and is a director nominee. Mr. Richter is a co-founder and President of Mobile Environmental Technologies, Inc. Mr. Richter’s expertise is both operational and technical. He invented and patented the Enhanced Thermal Conduction (ETC) in 1998. He subsequently developed and patented the M-1 thermal remediation technologies in 2001. Both of these technologies are currently owned and operated by MET - worldwide. MET has licensed the ETC patent to both the National Oceanic and Atmospheric Administration and to Theiss Services in Australia. In 2004, Mr. Richter assisted the National Science Foundation, which chose the M-1 technology for use at McMurdo Station in Antarctica. Before MET, Mr. Richter served as Senior Officer in charge of Operations and Technology for a soil remediation company that operated both regional treatment facilities and mobile operations. Mr. Richter has worked in the environmental sector studying emerging environmental technologies since 1994. He offers a broad understanding of the many strategic, technical and legal issues within the world of environmental remediation. Mr. Richter has been trained in Toxic and Hazardous Waste Handling as well as Hazardous Waste Emergency Response. He worked directly with the head of chemical engineering at Oregon State University while developing the M1 technology.

Christopher A. Wilson – Secretary and Director Nominee

Christopher A. Wilson was appointed as Secretary effective as of February 23, 2012 and is a director nominee. He is a founding partner of Wilson & Oskam, LLP, a corporate and securities law firm in Irvine, California. From 2005 to 2011, Mr. Wilson was a partner in the law firm Wilson, Haglund & Paulsen, P.C., a general corporate and securities practice firm he founded in 2005. Before that time, since 2001, Mr. Wilson was general counsel for Stagecoach Properties Co. LLC., a real estate development firm in Newport Beach, California. From 1999 to 2001, Mr. Wilson was a partner in the Orange County corporate department of the law firm of Pillsbury Winthrop LLP, located in Costa Mesa, California. From August 1991 to 1999, Mr. Wilson was a founding partner in the securities boutique firm of Jeffers, Wilson, Shaff & Falk LLP. From 1987 to 1991 Mr. Wilson was an associate attorney at the law firm of O’Melveny & Myers in its Los Angeles Capital Markets Group. Mr. Wilson obtained his B.A. degree in International Relations with minors in French and economics from Brigham Young University in 1985. Mr. Wilson obtained his Juris Doctor degree magna cum laude and Order of the Coif from Brigham Young  University in 1987, where he also was the executive editor of the BYU Law Review.

Allen H. Adams – Vice President of Finance and interim Chief Financial Officer

Allen H. Adams was appointed as Vice President of Finance and interim Chief Financial Officer effective as of February 23, 2012. Mr. Adams has nearly 40 years of experience in financial accounting, management and tax. Before joining the Company as Vice President of Finance and interim Chief Financial Officer, Mr. Adams functioned for seven years in the position of Chief Financial Officer for several affiliated entities that were involved in environmental remediation in the oil and gas industry. In this capacity, Mr. Adams managed the accounting systems and staffs, maintained compliance levels under accounting and tax laws and managed third party auditors and tax preparation firms. From 2006 to 2011, Mr. Adams was the Controller of MECO Environmental, LLC and affiliates. From 2005 to 2006, Mr. Adams was the Controller of Remtech, Inc. From 1977 to 2005, Mr. Adams was a partner of Allen H Adams & Co CPA’s, a certified public accounting practice. His firm provided environmental construction accounting services, reviews, audits and tax preparation services for a number of companies. Mr. Adams’ accounting practice provided financial and tax advice for these firms as well. Mr. Adams began his career with the big four firm, KPMG, where his primary responsibility was in the audit of publicly held companies. Mr. Adams received a Bachelor of Arts Degree in Business Administration and Accounting from Portland State University and is a Certified Public Accountant with an active license in the State of Oregon.

Our directors hold office until the next annual meeting of our shareholders, or until their successors are duly elected and qualified. Our executive officers serve at the pleasure of the Board of Directors.

Committees of the Board of Directors

Audit Committee, Nominating Committee and Compensation Committee

We currently do not have standing audit, nominating or compensation committees. We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the Board of Directors as soon as practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and our system of internal controls. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

Code of Ethics

We have not adopted a corporate code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our decision not to adopt such a code of ethics results from our having only a limited number of officers and directors operating as the management for the Company. We believe that, as a result of the limited interaction that occurs, having such a small management structure for the Company eliminates the current need for such a code.

Compensation of Directors

It is currently anticipated that non-employee directors will receive fees of $1,000 per meeting plus expenses each for their service as directors of the Company.

Compensation of Officers

We paid a salary in the amount of $1,410 to Darlene Nelson, our then CEO, for the fiscal year ended November 30, 2009. With the exception of that salary for that fiscal year, we have not paid any cash or stock compensation to any of our executive officers or employees during the fiscal years ended November 30, 2011, 2010 and 2009.

Option and Warrant Grants in Last Fiscal Year

No options, warrants or other rights were granted in the Company’s last fiscal year, and no options, warrants or other rights to purchase Company stock are held by the Company’s executive officers.

Aggregate Option and Warrant Exercises in the Last Fiscal Year and Fiscal Year-End Option and Warrant Values

The Company’s executive officers own no options or warrants of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that the Company’s directors, executive officers and persons who own more than 10% of the outstanding common stock of the Company file initial reports of ownership and reports of changes in ownership in such common stock with the Securities and Exchange Commission. Officers, directors and shareholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish the Company with copies of all Section 16(a) reports they file. To the best of our knowledge, all executive officers, directors and greater than 10% shareholders have filed the required reports in a timely manner.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the Securities and Exchange Commission relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549 and are available on the Securities and Exchange Commission website at www.sec.gov.

February 29, 2012	Gallery Management Holding Corp. By Order of the Board of Directors /s/ R. Patrick Garrett R. Patrick Garrett, CEO